UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-21537

CUSIP NUMBER
386617 104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	June 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grandparents.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

589 Eighth Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grandparents.com, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (the “Report”) on or before the prescribed August 14, 2014 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Report. The Registrant anticipates that it will file the Report no later than the fifth calendar day following the prescribed filing date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven Leber	646	839-8800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Grandparents.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GRANDPARENTS.COM, INC.

Date: August 15, 2014	By:	/s/ Steven Leber
Steven Leber
Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Grandparents.com, Inc.

The Registrant expects that its Statement of Operations to be filed with the Report will reflect the following:

Revenue for the three months ended June 30, 2014 decreased $76,808, or 57%, to $57,346 compared to $134,154 for the comparable period in 2013. Revenue for the six months ended June 30, 2014 decreased $164,392, or 64%, to $92,621 compared to $257,013 for the comparable period in 2013. The decrease in revenues during the three and six months ended June 30, 2014 compared to the prior year periods is due to a decrease in CPM (cost-per-impression) compared to the prior year period. The decrease in CPM means advertisers paid less in the second quarter of 2014 for advertising on our website than they did in the comparable period in 2013.

Total operating expenses for the three months ended June 30, 2014 increased $851,320, or 41%, to $2,904,888 compared to $2,053,568 for the comparable period in 2013. Total operating expenses for the six months ended June 30, 2014 increased $1,040,888, or 22%, to $5,742,199 compared to $4,701,311 for the comparable period in 2013. The increase in total operating expenses for the three and six months ended June 30, 2014 was due an increase in salaries and equity-based compensation awards partially offset by a decrease in other general and administrative expenses.

Net loss for the three months ended June 30, 2014 was $3,138,809 compared to $2,116,524 for the comparable period in 2013, an increase of $1,022,285, or 48%. Net loss for the six months ended June 30, 2014 was $6,045,045 compared to $4,860,924 for the comparable period in 2013, a decrease of $1,184,121, or 24%.